SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Ebedded Value (EEV) basis results

EEV results highlights

	2023	2022
		AER		CER
	$m	$m	% change	$m	% change
New business profit note (i)	3,125	2,184	43%	2,149	45%
Annual premium equivalent (APE) note (i)	5,876	4,393	34%	4,287	37%
New business margin (APE) (%)	53%	50%	+3pp	50%	+3pp
Present value of new business premiums (PVNBP)	28,737	22,406	28%	22,080	30%

Operating free surplus generated notes (i)(ii)	2,007	2,193	(8)%	2,173	(8)%
Operating free surplus generated from in-force insurance and asset management business notes (i)(ii)	2,740	2,760	(1)%	2,725	1%

EEV operating profit notes (i)(iii)	4,546	3,952	15%	3,901	17%
EEV operating profit, net of non-controlling interests	4,526	3,923	15%	3,872	17%
Operating return on average EEV shareholders' equity, net of non-controlling interests (%)	10%	9%

Closing EEV shareholders' equity, net of non-controlling interests	45,250	42,184	7%	42,038	8%
Closing EEV shareholders' equity, net of non-controlling interests per share (in cents)	1,643¢	1,534¢	7%	1,529¢	7%

Notes
(i)   Results are presented before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document, unless stated otherwise.
(ii)  Operating free surplus generated is for long-term and asset management businesses only and is stated before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iii)  Group EEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.

European Embedded Value (EEV) basis results

Basis of preparation

IFRS profit for insurance contracts largely reflects the level of services provided for a given period. Unearned future profits expected on those same insurance contracts are contained in a separate liability called the contractual service margin. These future profits have been derived on a risk neutral basis (including a liquidity premium), namely without allowing for the real world investment return that will be earned on the assets held. By contrast, EEV reflects all future profits, with no equivalent liability to the contractual service margin, but values those profits on a risk adjusted real world basis, namely allowing for the future investment returns that are expected to be earned by the assets held but uses a higher discount rate that allows for the uncertainties in these cash flows. The value of future new business is excluded from the embedded value.

The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. The EEV Principles were designed to provide guidance and common principles that could be understood by both users and preparers alongside prescribing a minimum level of disclosures to enable users to understand an entity's methodology, assumptions and key judgements as well as the sensitivity of an entity's EEV to key assumptions. Results prepared under the EEV Principles represent the present value of the shareholders' interest in the post-tax future profits (generally on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders' interest in the Group's long-term business is the sum of the shareholders' total net worth and the value of in-force business.

For the purposes of preparing EEV results, insurance joint ventures and associates are included at the Group's proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV results at the Group's proportionate share of IFRS shareholders' equity, with central Group debt shown on a market value basis. Further information is contained in note 5.

Key features of the Group's EEV methodology include:

Economic assumptions: The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows. Risk-free rates, and hence investment return assumptions, are based on observable market data, with current market risk-free rates assumed to remain constant and do not revert to longer-term rates over time. Different products will be sensitive to different assumptions, for example, participating products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns.

Time value of financial options and guarantees: Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG). The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contains more limited financial options or guarantees. At 31 December 2023, the TVOG is $(290) million (31 December 2022: $(151) million). The magnitude of the TVOG at 31 December 2023 would be approximately equivalent to a 6 basis point (2022: 3 basis point) increase in the weighted average risk discount rate.

Allowance for risk in the risk discount rates: Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates.

The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders.

For example, for health and protection products, which represent 51 per cent of the value of in-force business (31 December 2022: 51 per cent) and 40 per cent of new business profit (31 December 2022: 43 per cent), the major sources of shareholder profits are underwriting profits or fixed shareholder charges which have low market risk sensitivity. The proportion of health and protection business varies with interest rates as well as the mix of business sold in the current period.

The construct of UK-style with-profits or similar participating funds in some business units, representing 27 per cent of the value of in-force (31 December 2022: 26 per cent) and 14 per cent of new business profit (31 December 2022: 18 per cent), reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate. Accordingly, 78 per cent of the value of in-force (31 December 2022: 77 per cent) is products with low market risk sensitivity and this is reflected in the overall risk discount rate.

For unit-linked products where fund management charges fluctuate with the investment return, a portion of the profits will typically be more sensitive to market risk due to the higher proportion of equity-type assets in the investment portfolio resulting in a higher risk discount rate. This business represents 13 per cent of the value of in-force (31 December 2022: 17 per cent) and 4 per cent of the value of new business profit (31 December 2022: 11 per cent) which limits the impact on the overall risk discount rate.

The remaining parts of the business, 9 per cent of the value of in-force business (31 December 2022: 6 per cent) and 42 per cent of the value of new business (31 December 2022: 28 per cent), relate to other products not covered by the above. The high proportion of new business in the current period reflects the higher proportion of savings product in Hong Kong as the border reopened.

The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 31 December 2023, the total allowance for non-market risk is equivalent to a $(3.0) billion (31 December 2022: $(2.8) billion) reduction, or around (7) per cent (31 December 2022: (7) per cent) of the embedded value.

Movement in Group EEV shareholders' equity

		2023 $m			2022 $m
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
New business profit	1	3,125	-	3,125	2,184
Profit from in-force business	2	1,779	-	1,779	2,358
Long-term business		4,904	-	4,904	4,542
Asset management		254	-	254	234
Operating profit from long-term and asset management businesses		5,158	-	5,158	4,776
Other income (expenditure)	5	-	(420)	(420)	(542)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		5,158	(420)	4,738	4,234
Restructuring and IFRS 17 implementation costs		(72)	(120)	(192)	(282)
Operating profit (loss) for the year		5,086	(540)	4,546	3,952
Short-term fluctuations in investment returns	2	(62)	(8)	(70)	(6,874)
Effect of changes in economic assumptions	2	(589)	-	(589)	(1,571)
(Loss) profit attaching to corporate transactions		-	(22)	(22)	57
Mark-to-market value movements on core structural borrowings	6	-	(153)	(153)	865
Non-operating results		(651)	(183)	(834)	(7,523)
Profit (loss) for the year		4,435	(723)	3,712	(3,571)
Non-controlling interests share of (profit)		(20)	-	(20)	(29)
Profit (loss) for the year attributable to equity holders of the Company		4,415	(723)	3,692	(3,600)
Equity items:
Foreign exchange movements on operations		(135)	1	(134)	(1,195)
Intra-group dividends and investment in operations note (i)		(1,702)	1,702	-	-
External dividends		-	(533)	(533)	(474)
New share capital subscribed		-	4	4	(4)
Other movements note (ii)		118	(81)	37	(127)
Net increase (decrease) in shareholders' equity		2,696	370	3,066	(5,400)
Shareholders' equity at beginning of year note (v)		40,262	1,922	42,184	47,584
Shareholders' equity at end of year		42,958	2,292	45,250	42,184

Contribution to Group EEV:
At end of year:
Long-term business	2	41,528	-	41,528	38,857
Asset management and other	5	663	2,292	2,955	2,565
Shareholders' equity, excluding goodwill attributable to equity holders		42,191	2,292	44,483	41,422
Goodwill attributable to equity holders		767	-	767	762
Shareholders' equity at end of year		42,958	2,292	45,250	42,184

At beginning of year:
Long-term business note (v)	2	38,857	-	38,857	44,875
Asset management and other	5	643	1,922	2,565	1,931
Shareholders' equity, excluding goodwill attributable to equity holders		39,500	1,922	41,422	46,806
Goodwill attributable to equity holders		762	-	762	778
Shareholders' equity at beginning of year note (v)		40,262	1,922	42,184	47,584

	2023			2022
EEV shareholders' equity per share (in cents) note (iii)	Insurance and asset management operations	Other (central) operations	Group total	Group total
At end of year:
Based on shareholders' equity, net of goodwill attributable to equity holders	1,532¢	83¢	1,615¢	1,507¢
Based on shareholders' equity at end of year	1,560¢	83¢	1,643¢	1,534¢
At beginning of year:
Based on shareholders' equity, net of goodwill attributable to equity holders	1,437¢	70¢	1,507¢	1,696¢
Based on shareholders' equity at beginning of year	1,464¢	70¢	1,534¢	1,725¢

	2023			2022
EEV basis basic earnings per share note (iv)	Before non-controlling interests	After non- controlling interests	Basic earnings per share	Basic earnings per share
	$m	$m	cents	cents
Based on operating profit	4,546	4,526	165.1¢	143.4¢
Based on profit (loss) for the year	3,712	3,692	134.7¢	(131.6)¢

Notes
(i)   Intra-group dividends represent dividends that have been paid in the year. Investment in operations reflects movements in share capital.
(ii)  Other movements include reserve movements in respect of valuation changes on the retained interest in Jackson prior to its disposal in 2023, share-based payments, treasury shares and intra-group transfers between operations that have no overall  effect on the Group's shareholders' equity.
(iii)  Based on the number of issued shares at 31 December 2023 of 2,754 million shares (31 December 2022: 2,750 million shares).
(iv)   Based on weighted average number of issued shares of 2,741 million shares in 2023, which excludes those held in employee share trusts (2022: 2,736 million shares).
(v)  Balance at the beginning of the year after the adoption of HK RBC.

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. For shareholder-backed businesses, the level of EEV required capital has been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group Wide Supervision) reporting as set out in note 7.1(e).

Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution as described in the reconciliation to GWS surplus as disclosed in note I(i) of the Additional unaudited financial information. For asset management and other non-insurance operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. A reconciliation of EEV free surplus to the GWS shareholder capital surplus over group minimum capital requirements is also set out in note I(i) of the Additional unaudited financial information.

		2023 $m			2022 $m
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total note (i)
Expected transfer from in-force business		2,635	-	2,635	2,406
Expected return on existing free surplus		234	-	234	347
Changes in operating assumptions and experience variances		(383)	-	(383)	(227)
Operating free surplus generated from in-force long-term business		2,486	-	2,486	2,526
Investment in new business note (i)		(733)	-	(733)	(567)
Long-term business	2	1,753	-	1,753	1,959
Asset management		254	-	254	234
Operating free surplus generated from long-term and asset management businesses		2,007	-	2,007	2,193
Other income (expenditure)		-	(420)	(420)	(542)
Restructuring and IFRS 17 implementation costs		(72)	(120)	(192)	(277)
Operating free surplus generated		1,935	(540)	1,395	1,374
Non-operating free surplus generated note (ii)		(188)	(35)	(223)	(1,924)
Free surplus generated for the year		1,747	(575)	1,172	(550)
Equity items:
Net cash flows paid to parent company note (iii)		(1,611)	1,611	-	-
External dividends		-	(533)	(533)	(474)
Foreign exchange movements on operations		(25)	1	(24)	(316)
New share capital subscribed		-	4	4	(4)
Other movements and timing differences		27	10	37	(127)
Net movement in free surplus before non-controlling interests and before net subordinated debt redemption		138	518	656	(1,471)
Net subordinated debt redemption	6	-	(421)	(421)	(1,699)
Net movement in free surplus before non-controlling interests		138	97	235	(3,170)
Change in amounts attributable to non-controlling interests		(9)	-	(9)	(10)
Balance at beginning of year note (iv)		6,678	5,551	12,229	15,409
Balance at end of year		6,807	5,648	12,455	12,229
Representing:
Free surplus excluding distribution rights and other intangibles		5,663	2,855	8,518	8,390
Distribution rights and other intangibles		1,144	2,793	3,937	3,839
Balance at end of year		6,807	5,648	12,455	12,229

		2023 $m			2022 $m
Contribution to Group free surplus:	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
At end of year:
Long-term business	2	6,144	-	6,144	6,035
Asset management and other	5	663	5,648	6,311	6,194
Free surplus at end of year		6,807	5,648	12,455	12,229
At beginning of year:
Long-term business note (iv)	2	6,035	-	6,035	7,320
Asset management and other	5	643	5,551	6,194	8,089
Free surplus at beginning of year note (iv)		6,678	5,551	12,229	15,409

Notes
(i)   Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(ii)  Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings which did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and gain or loss on corporate transactions for other entities.
(iii)  Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV shareholders' equity primarily relates to intra-group loans, other non-cash items, and foreign exchange.
(iv)   Balance at the beginning of the year after the adoption of HK RBC.

Notes on the EEV basis results

1 Analysis of new business profit and EEV for insurance business operations

	2023
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential's share)	222	534	2,020	42%	11%	3,038
Hong Kong	1,411	1,966	10,444	72%	14%	17,702
Indonesia	142	277	1,136	51%	13%	1,509
Malaysia	167	384	1,977	43%	8%	3,709
Singapore	484	787	5,354	61%	9%	7,896
Growth markets and other	699	1,928	7,630	36%	9%	7,674
Total long-term operations	3,125	5,876	28,561	53%	11%	41,528

	2022 (AER)
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential's share)	387	884	3,521	44%	11%	3,259
Hong Kong	384	522	3,295	74%	12%	16,576
Indonesia	125	247	1,040	51%	12%	1,833
Malaysia	159	359	1,879	44%	8%	3,695
Singapore	499	770	6,091	65%	8%	6,806
Growth markets and other	630	1,611	6,580	39%	10%	6,688
Total long-term operations	2,184	4,393	22,406	50%	10%	38,857

	2022 (CER)
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential's share)	368	840	3,346	44%	11%	3,195
Hong Kong	384	523	3,296	73%	12%	16,568
Indonesia	122	240	1,014	51%	12%	1,853
Malaysia	154	347	1,813	44%	8%	3,542
Singapore	512	791	6,254	65%	8%	6,921
Growth markets and other	609	1,546	6,357	39%	10%	6,616
Total long-term operations	2,149	4,287	22,080	50%	10%	38,695

Note
The movement in new business profit from long-term operations is analysed as follows:

$m
2022 new business profit	2,184
Foreign exchange movement	(35)
Sales volume	796
Effect of changes in interest rates and other economic assumptions	(37)
Business mix, product mix and other items	217
2023 new business profit	3,125

2 Analysis of movement in net worth and value of in-force business for insurance business operations

	2023 $m					2022 $m
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value
					note (i)	note (i)
Balance at beginning of year after adoption of HK RBC	6,035	5,556	11,591	27,266	38,857	44,875
New business contribution	(733)	582	(151)	3,276	3,125	2,184
Existing business - transfer to net worth	2,635	(261)	2,374	(2,374)	-	-
Expected return on existing business note (ii)	234	236	470	1,652	2,122	2,559
Changes in operating assumptions, experience variances and other items note(iii)	(383)	(70)	(453)	110	(343)	(201)
Operating profit before restructuring and IFRS 17 implementation costs	1,753	487	2,240	2,664	4,904	4,542
Restructuring and IFRS 17 implementation costs	(55)	-	(55)	-	(55)	(116)
Operating profit	1,698	487	2,185	2,664	4,849	4,426
Non-operating result note (iv)	(188)	(36)	(224)	(427)	(651)	(8,469)
Profit (loss) for the year	1,510	451	1,961	2,237	4,198	(4,043)
Non-controlling interests share of (profit) loss	(2)	(1)	(3)	(10)	(13)	(22)
Profit (loss) for the year attributable to equity holders of the Company	1,508	450	1,958	2,227	4,185	(4,065)
Foreign exchange movements	(21)	(22)	(43)	(93)	(136)	(1,146)
Intra-group dividends and investment in operations	(1,502)	-	(1,502)	-	(1,502)	(999)
Other movements note (v)	124	-	124	-	124	192
Balance at end of year	6,144	5,984	12,128	29,400	41,528	38,857

(i)   Total embedded value
The total embedded value for long-term business operations at the end of each year, excluding goodwill attributable to equity holders, can be analysed as follows:

	31 Dec 2023 $m	31 Dec 2022 $m
Value of in-force business before deduction of cost of capital and time value of options and guarantees	30,436	28,126
Cost of capital	(746)	(709)
Time value of options and guarantees note	(290)	(151)
Net value of in-force business	29,400	27,266
Free surplus	6,144	6,035
Required capital	5,984	5,556
Net worth	12,128	11,591
Embedded value	41,528	38,857

Note
The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 7.1(d). At 31 December 2023, the TVOG is $(290) million, with the substantial majority arising in Hong Kong.

(ii)  Expected return on existing business
The expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital (after allowing for updates to economic and operating assumptions) and the expected return on existing free surplus, as described in note 7.2(c). The movement in this amount compared to the prior year from long-term operations is analysed as follows:

$m
2022 expected return on existing business	2,559
Foreign exchange movement	(28)
Effect of changes in interest rates and other economic assumptions	(513)
Growth in opening value of in-force business and other items	104
2023 expected return on existing business	2,122

(iii) Changes in operating assumptions, experience variances and other items
Overall, the total impact of operating assumption changes, experience variances and other items in 2023 was $(343) million (2022: $(201) million), comprising changes in operating assumptions of $85 million in 2023 (2022: $32 million) and experience variances and other items of $(428) million (2022: $(233) million).

(iv) Non-operating results
The EEV non-operating result from long-term operations can be summarised as follows:

	2023 $m	2022 $m
Short-term fluctuations in investment returns note (i)	(62)	(6,893)
Effect of change in economic assumptions note(ii)	(589)	(1,571)
Loss attaching to corporate transactions	-	(5)
Non-operating results	(651)	(8,469)

Notes
(i)   Short-term fluctuations in investment returns of $(62) million mainly reflect the impact of lower than expected equity returns in some regions broadly offset by higher than expected bond gains, following the decrease in interest rates in many markets during the year.
(ii)  The charge of $(589) million for the effect of changes in economic assumptions primarily arises from decreases in interest rates and credit spreads in some markets, resulting in lower fund earned rate that impact future cashflows, partially offset by the positive effect of lower risk discount rates. The effects and impacts vary between businesses and products.

(v)  Other reserve movements
Other movements include reserve movements in respect of intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.

3 Sensitivity of results for insurance business operations

(a)  Sensitivity analysis - economic assumptions
The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

-   1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);
-   1 per cent rise in equity and property yields;
-   1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;
-   For embedded value only, 20 per cent fall in the market value of equity and property assets; and
-   For embedded value only, holding the group minimum capital requirements (GMCR) under the GWS Framework in contrast to EEV required capital based on the group prescribed capital requirements (GPCR). This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital. This has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. The results only allow for limited management actions, such as changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions at the end of that period, for example, new business profit and expected return on existing business are calculated with reference to end of period economic assumptions.

New business profit from insurance business

	2023 $m	2022 $m
New business profit	3,125	2,184
Sensitivity to alternative economic assumptions:
Interest rates and consequential effects - 2% increase	(175)	220
Interest rates and consequential effects - 1% increase	(88)	134
Interest rates and consequential effects - 0.5% decrease	35	(97)
Equity/property yields - 1% rise	139	160
Risk discount rates - 2% increase	(917)	(551)
Risk discount rates - 1% increase	(529)	(309)

Embedded value of insurance business

	31 Dec 2023 $m	31 Dec 2022 $m
Embedded value note	41,528	38,857
Sensitivity to alternative economic assumptions:
Interest rates and consequential effects - 2% increase	(4,154)	(3,988)
Interest rates and consequential effects - 1% increase	(2,172)	(2,067)
Interest rates and consequential effects - 0.5% decrease	1,133	1,058
Equity/property yields - 1% rise	1,856	1,884
Equity/property market values - 20% fall	(1,863)	(1,840)
Risk discount rates - 2% increase	(8,015)	(7,371)
Risk discount rates - 1% increase	(4,516)	(4,155)
Group minimum capital requirements	117	117

Note
Embedded value includes Africa operations following the change in the Group's operating segments in 2023. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

New business sensitivities vary with changes in business mix and APE sales volumes. In particular, the directional movements in the new business profit interest rate sensitivities from 31 December 2022 to 31 December 2023 reflect the significantly higher new business levels in 2023 along with a greater proportion of sales to Hong Kong.

For a 1 per cent increase in assumed interest rates, the $(2,172) million negative effect comprises a $(4,516) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $2,344 million benefit from assuming 1 per cent higher investment returns. Similarly, for a 2 per cent increase in assumed interest rates the $(4,154) million negative effect comprises a $(8,015) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $3,861 million benefit from higher assumed investment returns. Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a $1,133 million positive effect reflecting the benefit of a 0.5 per cent reduction in risk discount rates being partially offset by lower assumed investment returns. These offsetting impacts are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and therefore, the actual changes in embedded value, were these economic effects to materialise, may differ from the sensitivities shown. For example, market risk allowances would likely be increased within the risk discount rate if interest rates increased by 1 per cent, leading to a reduction of $(1,969) million (compared with the $(2,172) million impact shown above). However, if interest rates actually decreased by 0.5 per cent, it would lead to a $1,043 million increase (compared with the $1,133 million increase shown above).

(b)  Sensitivity analysis - non-economic assumptions
The tables below show the sensitivity of the new business profit and the embedded value for long-term business operations to:

-   10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
-   10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
-   5 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.

New business profit from insurance business

	2023 $m	2022 $m
New business profit	3,125	2,184
Maintenance expenses - 10% decrease	61	48
Lapse rates - 10% decrease	212	134
Mortality and morbidity - 5% decrease	114	99

Embedded value of insurance business
	31 Dec 2023 $m	31 Dec 2022 $m
Embedded value	41,528	38,857
Maintenance expenses - 10% decrease	440	411
Lapse rates - 10% decrease	1,806	1,533
Mortality and morbidity - 5% decrease	1,514	1,300

4 Expected transfer of value of in-force business and required capital to free surplus for long-term business operations on a discounted basis

The table below shows how the value of in-force business (VIF) and the associated required capital for long-term business operations are projected as emerging into free surplus over future years. Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's EEV reporting and so are subject to the same assumptions and sensitivities. The projected emergence of VIF and required capital into free surplus in 2023 will be the starting point for expected free surplus generation next year, after updating for operating and economic assumption changes. See note I(v) of the additional financial information for further detail.

	Total expected	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus at 31 Dec
	Emergence	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
2023 ($m)	35,223	9,897	6,744	4,884	3,749	7,590	2,359
(%)	100%	28%	19%	14%	11%	21%	7%

2022 ($m)	32,648	9,764	6,038	4,360	3,424	6,910	2,152
(%)	100%	30%	19%	13%	10%	21%	7%

The required capital and value of in-force business for long-term business operations can be reconciled to the total discounted emergence of future free surplus shown above as follows:

	31 Dec 2023 $m	31 Dec 2022 $m
Required capital note 2	5,984	5,556
Value of in-force business (VIF) note 2	29,400	27,266
Other items *	(161)	(174)
Long-term business operations	35,223	32,648

*'Other items' represent the impact of the TVOG and amounts incorporated into VIF where there is no definitive time frame for when the payments will be made or receipts received. These items are excluded from the expected free surplus generation profile above.

5 EEV basis results for other (central) operations

EEV results for other income and expenditure represents the post-tax IFRS results for other (central) operations (before restructuring and IFRS 17 implementation costs). It mainly includes interest costs on core structural borrowings and corporate expenditure for head office functions that are not recharged/allocated to the insurance and asset management business.

Certain costs incurred within the head office functions are recharged to the insurance operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance operations allow for amounts expected to be recharged by the head office functions on a recurring basis. Other costs that are not recharged to the insurance operations are shown as part of other income and expenditure for the current period and are not included within the projection of future expenses for in-force insurance business.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV results for long-term insurance operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the EEV for long-term insurance operations includes the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses). Following the implementation of IFRS 17, a similar adjustment is made to eliminate the intra-group profit within the results of central operations.

The EEV shareholders' equity for other operations is taken to be IFRS shareholders' equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS shareholders' equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS Framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.

Shareholders' equity for other operations can be compared across metrics as shown in the table below.

	2023 $m	2022 $m
IFRS shareholders' equity	2,018	1,495
Mark-to-market value adjustment on central borrowings note 6	274	427
EEV shareholders' equity	2,292	1,922
Debt instruments treated as capital resources	3,356	3,629
Free surplus of other (central) operations	5,648	5,551

6 Net core structural borrowings of shareholder-financed businesses

	31 Dec 2023 $m			31 Dec 2022 $m
	IFRS basis	Mark-to -market value adjustment	EEV basis at market value	IFRS basis	Mark-to -market value adjustment	EEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)
Holding company cash and short-term investments note (i)	(3,516)	-	(3,516)	(3,057)	-	(3,057)
Central borrowings:
Subordinated debt	2,297	(205)	2,092	2,286	(306)	1,980
Senior debt	1,636	(69)	1,567	1,975	(121)	1,854
Total central borrowings	3,933	(274)	3,659	4,261	(427)	3,834
Net core structural borrowings of shareholder-financed businesses	417	(274)	143	1,204	(427)	777

Notes
(i)   Holding company includes centrally managed Group holding companies and service companies.
(ii)  As recorded in note C5.1 of the IFRS consolidated financial statements.
(iii) The movement in the value of core structural borrowings includes redemptions in the year and foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2023 $m	2022 $m
Mark-to-market value adjustment at beginning of year	(427)	438
Credit (charge) included in the income statement	153	(865)
Mark-to-market value adjustment at end of year	(274)	(427)

7 Methodology and accounting presentation

7.1 Methodology
(a)  Covered business
The EEV basis results for the Group are prepared for 'covered business' as defined by the EEV Principles. Covered business represents the Group's long-term insurance business (including the Group's investments in joint venture and associate insurance operations), for which the value of new and in-force contracts is attributable to shareholders.

The EEV results for the Group's covered business are then combined with the post-tax IFRS results of the Group's asset management and other operations (including interest costs on core structural borrowings and corporate expenditure for head office functions that is not recharged/allocated to the insurance operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b)  Valuation of in-force and new business
The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 8(c). These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 8(a), which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group's new business sales reporting.

New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis.

New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. New business profitability is a key metric for the Group's management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

(c)  Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's long-term business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d)  Financial options and guarantees
Nature of financial options and guarantees
Participating products, principally written in the Chinese Mainland, Hong Kong, Malaysia, Singapore and Taiwan, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa.

Time value
The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate (ie where financial options and guarantees are explicitly valued under the EEV methodology), a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 8(b).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

(e)  Level of required capital and net worth
In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the level of required capital has been based on the GPCR.

-   For CPL, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA has started a project to assess whether any changes are required to the embedded value guidance in the Chinese Mainland given changes in regulatory rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and Prudential has made no change to its EEV basis for CPL in 2023. At such time that there is a new basis, Prudential will consider the effect of proposals.
-   For Hong Kong participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within EEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
-   For Singapore life operations, the level of net worth and required capital is based on the Tier 1 Capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group's GWS capital position, in order to better reflect free surplus and its generation.

Free surplus is the shareholders' net worth in excess of required capital. For the Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. EEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares or cash surrender values to more realistically reflect how the business is managed.

(f)   With-profits business and the treatment of the estate
For the Group's relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g)  Internal asset management
In line with the EEV Principles, the long-term business EEV includes the projected future profit from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current period profit from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h)  Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant and do not revert to longer-term rates over time.

The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level.

Where financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by the equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis.

The Group's methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. The level and application of these allowances are reviewed and updated based on assessment of the Group's exposure and experience in the markets.

At 31 December 2023, the total allowance for non-diversifiable non-market risk is equivalent to a $(3.0) billion, or (7) per cent, reduction to the embedded value of insurance business operations.

(i)   Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS financial statements.

(j)   Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

7.2 Accounting presentation
(a)  Analysis of post-tax profit
To the extent applicable, the presentation of the EEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined as described in note (b) below and incorporate the following:

-   New business profit, as defined in note 7.1(b) above;
-   Expected return on existing business, as described in note (c) below;
-   The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
-   Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:

-   Short-term fluctuations in investment returns;
-   Mark-to-market value movements on core structural borrowings;
-   Effect of changes in economic assumptions; and
-   The impact of corporate transactions, if any, undertaken in the year.

Total profit or loss in the period attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(b)  Investment returns included in operating profit
For the investment element of the assets covering the total net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c)  Expected return on existing business
Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period, for example, the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d)  Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e)  Operating experience variances
Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f)   Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

8 Assumptions

(a)  Principal economic assumptions
The EEV results for the Group's covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact projected future cash flows. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant and do not revert to longer-term rates over time. The risk-free rates of return are shown below for each of the Group's insurance operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view and, where relevant, allowing for market volatility.

As described in note 7.1(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets.

Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(i), are not included in the risk discount rates.

	Risk discount rate %				10-year government bond yield %		Equity return (geometric) %
	New business		In-force business
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2023	2022	2023	2022	2023	2022	2023	2022
CPL	7.1	7.4	7.1	7.4	2.6	2.9	6.6	6.9
Hong Kong note (i)	4.7	4.8	5.5	5.5	3.9	3.9	7.4	7.4
Indonesia	9.0	10.0	9.9	10.6	6.7	7.3	11.0	11.5
Malaysia	5.6	5.8	6.2	6.5	3.8	4.1	7.3	7.6
Philippines	12.3	14.5	12.3	14.5	6.1	7.3	10.3	11.5
Singapore	4.6	5.0	4.8	5.2	2.7	3.1	6.2	6.6
Taiwan	3.3	3.5	4.2	4.0	1.3	1.3	5.3	5.3
Thailand	10.0	10.0	10.0	10.0	2.8	2.7	7.0	7.0
Vietnam	3.7	6.9	4.1	6.7	2.3	5.0	6.6	9.3
Total weighted average (new business)note (ii)	5.6	6.9	n/a	n/a	3.8	4.2	7.2	7.5
Total weighted average (in-force business) note (ii)	n/a	n/a	5.9	6.4	3.6	4.0	7.1	7.6

Notes
(i)   For Hong Kong, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(ii)  Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowances for market risk (including as a result of changes in asset mix), and, if applicable, non-diversifiable non-market risk, and changes in product mix.
(iii)  Expected long-term inflation assumptions range from 1.5 per cent to 5.5 per cent for both years shown above.

(b)  Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 7.1(d).

-   The stochastic cost of guarantees is primarily of significance for the Hong Kong, Vietnam, Taiwan, Singapore and Malaysia businesses;
-   The principal asset classes are government bonds, corporate bonds and equity;
-   Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
-   Equity returns are assumed to follow a log-normal distribution;
-   The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
-   The volatility of equity returns ranges from 17 per cent to 35 per cent for both years; and
-   The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for both years.

(c)  Operating assumptions
Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

Expense assumptions
Expense levels, including those of the service companies that support the Group's long-term business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged/allocated from the Group head office functions in London and Hong Kong that are attributable to the long-term insurance (covered) business. The assumed future expenses for the long-term insurance business allow for amounts expected to be recharged/allocated by the head office functions.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged/allocated to the long-term insurance or asset management operations, primarily for corporate related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group.

Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 7.1(j). The local standard corporate tax rates applicable are as follows:

%
CPL	25.0
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

9 Insurance new business

	Single premiums		Regular premiums		Annual premium equivalents (APE)		Present value of new business premiums (PVNBP)
	2023 $m	2022 $m	2023 $m	2022 $m	2023 $m	2022 $m	2023 $m	2022 $m
CPL note (i)	487	1,254	485	759	534	884	2,020	3,521
Hong Kong	235	842	1,942	438	1,966	522	10,444	3,295
Indonesia	230	250	254	222	277	247	1,136	1,040
Malaysia	93	99	375	350	384	359	1,977	1,879
Singapore	989	2,628	688	507	787	770	5,354	6,091
Growth markets:
Africa	8	9	157	148	158	149	326	308
Cambodia	1	-	18	18	18	18	74	69
India note (ii)	270	273	206	196	233	223	1,145	1,148
Laos	-	-	-	-	-	-	2	1
Myanmar	-	-	6	3	6	3	19	6
Philippines	56	61	170	176	175	182	612	615
Taiwan	132	157	882	486	895	503	3,308	1,835
Thailand	143	150	232	220	246	235	999	932
Vietnam	19	99	195	288	197	298	1,321	1,666
Total	2,663	5,822	5,610	3,811	5,876	4,393	28,737	22,406

Notes
(i)   New business in CPL is included at Prudential's 50 per cent interest in the joint venture.
(ii)  New business in India is included at Prudential's 22 per cent interest in the associate.
(iii) The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of revenue recorded in the IFRS consolidated income statement.

10 Post balance sheet events

Dividends
The second interim dividend for the year ended 31 December 2023, which was approved by the Board of Directors after 31 December 2023, is described in note B5 of the Group IFRS consolidated financial statements.

Share repurchase programme to neutralise 2023 employee and agent share scheme issuance

On 16 January 2024, the Company announced that the share repurchase programme in respect of 3,851,376 ordinary shares that it announced on 5 January 2024 and commenced on 8 January has been completed. The purpose of the share repurchase programme was to offset dilution from the vesting of awards under employee and agent share schemes during 2023. The Company has repurchased 3,851,376 ordinary shares in aggregate (representing 0.14 per cent of the total number of ordinary shares in issue at the end of the year (as disclosed in note C8)) at a volume weighted average price of £8.2676 per ordinary share for a total consideration of approximately £32 million.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is app

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 March 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Group Chief Financial Officer